Filed by 3TEC Energy Corporation Pursuant to Rule 425 of the Securities

Act of 1933 and deemed filed pursuant to Rule 14a-12 of the

Securities Exchange Act of 1934

Subject Company: 3TEC Energy Corporation

Registration Statement No.: 333-103149

PXP

Plains Exploration & Production Company

Investor Presentations

Boston, MA & New York, NY

May 19-21, 2003

Forward Looking Statements and Additional Information

Except for the historical information contained herein, the matters discussed in this presentation are forward-looking statements that involve certain risks and uncertainties that could cause actual results to differ materially. These risks and uncertainties include, among other things, economic conditions, oil and gas price volatility, the success of risk management activities, uncertainties inherent in the the exploration for and development and production of oil and gas and in estimating reserves, regulatory changes and other factors discussed in PXP’s filings with the Securities and Exchange Commission.

Investors and security holders are urged to read the proxy statement/prospectus that will be included in the Registration Statement on Form S-4 to be filed with the SEC in connection with the proposed merger. PXP and 3TEC will file the proxy statement/prospectus with the SEC. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when available) and other documents filed by PXP and 3TEC with the SEC at the SEC’s web site at www.sec.gov. The proxy statement/prospectus and such other documents (relating to PXP) may also be obtained for free from PXP by directing such request to: Plains Exploration & Production Company, 500 Dallas, Suite 700 Houston, TX 77002, Attention: Joanna Pankey; telephone: (713) 739-6700; e-mail: jpankey@plainsxp.com. The proxy statement/prospectus and such other documents (relating to 3TEC) may also be obtained for free from 3TEC by directing such request to: 3TEC Energy Corporation, 700 Milam, Suite 1100, Houston, Texas 77002.

PXP, its directors, executive officers and certain members of management and employees may be considered “participants in the solicitation” of proxies from PXP’s stockholders in connection with the merger. Information regarding such persons and a description of their interests in the merger will be contained in the Registration Statement on Form S-4 when it is filed.

3TEC, its directors, executive officers and certain members of management and employees may be considered “participants in the solicitation” in connection with the merger. Information regarding such persons and a description of their interests in the merger will be contained in the Registration Statement on Form S-4 when it is filed.

PXP	2

Participants

Jim Flores

Chairman & CEO

John Raymond

President & COO

Stephen Thorington

Executive Vice President & CFO

Winston Talbert

Vice President – Finance & Investor Relations

PXP	3

3Tec Transaction Overview

Pro Forma Operating Areas

223 MMBOE
Pt. Arguello
4 MMBOE
Inglewood
Montebello
Arroyo Grande
Mt. Poso
San Juan
Mid-Continent
Illinois
26 MMBOE
East Texas
27 MMBOE
South LA
Permian Basin
8 MMBOE
9 MMBOE
South TX
5 MMBOE
Pro Forma Properties

5

PXP

Pro Forma Operating Areas

[GRAPHIC]

PXP	5

Pro Forma – Reserves & Production

Reserves

Gas
19%
Oil
81%

Production

Gas
37%
Oil
63%

302 MMBOE Reserves total (12/31/02)

20+ Total proved R/P

58% Proved Developed Reserves (12-year R/P)

PXP

6

Pro Forma – Reserves & Production

Reserves	Production
Gas 19%	Gas 37%
Oil 81%	Oil 63%

302 MMBOE Reserves total (12/31/02)

20+ Total proved R/P

58% Proved Developed Reserves (12-year R/P)

PXP	6

PXP Pro Forma Operational Strategy

Target % of Budget
♦ Development: East Texas Gas & California Onshore Oil	50%
♦ Exploitation: South Louisiana Gas & Inglewood Deep Oil	35%
♦ Exploration: South Louisiana Gas & Rocky Point Oil	15%

PXP	7

Operational Strategy Detail

PXP	8

Development Areas

Development

Pt. Arguello
Inglewood
Montebello
Arroyo Grande
Mt. Poso
San Juan
Mid-Continent
Illinois
East Texas
Permian Basin
South LA
South TX
Production/Development

PXP

9

Development Areas

Development

[GRAPHIC]

PXP	9

Development Inventory

	2003	2004	2005	2006	2007	Total
Inglewood	24	28	38	38	32	160
Montebello	—	10	23	11	11	55
Arroyo Grande	18	40	40	40	40	178
Mount Poso	97	100	—	—	—	197
Illinois	43	42	39	34	34	192
East Texas	36	31	31	28	—	126
So. TX, OK. Other	14	8	—	—	—	22

Total	232	259	171	151	117	930

PXP	10

Inglewood Field Structural Setting

PXP
Inglewood Field
Los Angeles County, California
VICKERS-RINDGE
STRUCTURE
CURRENT WELL STATUS
Active Producer
Active Injector

PXP
11

Inglewood Field Structural Setting

[GRAPHIC]

PXP	11

East Texas – Glenwood/White Oak Field

A'
A
Type Log
Taylor
Bossier
3TEC Energy Corporation
Glenwood/White Oak Field
EUR ISOPACH (BCFE)
TAYLOR SAND

12

PXP

East Texas – Glenwood/White Oak Field

[GRAPHIC]

PXP	12

Pro Forma Activity Areas

Exploitation

Illinois
Mid Continent
San Juan
LA Basin
- Inglewood Deep
East Texas
Permian Basin
South LA
South TX
Production/Development
Exploitation

PXP

13

Pro Forma Activity Areas

Exploitation

[GRAPHIC]

PXP	13

Exploitation Inventory

Field	County / Parish	Operator	Prospects	Average NRI	Unrisked Net MMBOE
Inglewood Deep	Los Angeles	Plains E&P	100+	85%	87.0
Breton Sound	Plaquemines	3TEC/Century	14	39%	14.8
Garden City	St. Mary	3TEC	3	35%	5.2
Others	LA/TX/OK	3TEC, Others	15	35%	2.9

Total Prospects			130+		109.9

PXP	14

Inglewood Deep

Inglewood Field – Shallow and Deep Reservoirs

Rindge
Moynier
Vickers/Rindge
(Proven Reserves)
Various Deep Zones
(Potential Reserves)

PXP

15

Inglewood Deep

Inglewood Field – Shallow and Deep Reservoirs

Vickers/Rindge (Proven Reserves)
[GRAPHICS]
Various Deep Zones (Potential Reserves)

PXP	15

Inglewood Deep Development Sentous Reservoir

TYPE LOG

PXP INGLEWOOD DEEP DEVELOPMENT
SENTOUS RESERVOIR
INGLEWOOD FAULT
Redevelopment Potential
Exploitation Potential
Limited Potential

SENTOUS ZONE PARAMETERS

Est. OOIP	Cum. Prod.	Total Redevelopment & Exploitation Potential	Rf %
108.4 MMBOE	11.3 MMBOE	15.8 MMBOE	25

16

PXP

Inglewood Deep Development Sentous Reservoir

[GRAPHIC]

PXP	16

Breton Sound Area

TWILIGHT HARBOR PROSPECT
TREASURE BAY PROSPECT
TREASURE BAY EAST PROSPECT
HERCULES PROSPECT
KIRK, ROMULIN AND ENTERPRISE PROSPECTS
DRACO PROSPECT
BETA DISCOVERY
12-01
2.5BCF + 152 MBO
BOOTES PROSPECT
LYNX PROSPECT
POLARIS PROSPECT
AURIGA DISCOVERY
3 - 12
2.2BCF + 121 MBO
AQUILA PROSPECT
SPOCK PROSPECT
MAIN PASS AREA

PXP

17

Breton Sound Area

[GRAPHIC]

PXP	17

Garden City Area

3Tec Bailey #1 Log

Garden City West
3TEC #2 Bailey
Garden City Deep
3TEC #4 Bailey
BHL
Bailey #1
Garden City East
3TEC #3 Bailey
94 Acres
4 Sands Potential
Prob. (MA1D, MA1E): 19.6 BCFE
Poss. (MA1F): 6.7 BCFE
212 Acres
3TEC #1 Bailey
Current Production Rate:
11,730 MCFD & 760 BOPD
36.7 BCFE Proved in MA1E
150 Acres
4 Sands Potential
Prob. (MA1D, MA1E): 25.2 BCFE
Poss. (MA1F): 12.3 BCFE
SOUTH GARDEN CITY PROSPECT
MA1E SAND

PXP

18

Garden City Area

[GRAPHIC]

PXP	18

Pro Forma Activity Areas

Exploration

Rocky Point Unit
Pt. Arguello
San Juan
Mid Continent
Illinois
East Texas
Permian Basin
South LA
South TX
Production/Development
Exploitation
Exploration

PXP

19

Pro Forma Activity Areas

Exploration

[GRAPHIC]

Production/Development
Exploitation
Exploration

PXP	19

Bayou Carlin 3-D Exploration Area

RECENT ACTIVITY IN MARS A AND YOUNGER SANDS - INCLUDES ONLY WELLS DRILLED POST 1996
TOTAL PROD. IN AREA: 10.8 TCF; 430 MMBO = 13.4 TCFE
DUCK LAKE SURVEY
N PROCESSING
GARDEN CITY SURVEY
7 WELLS DRILLED
COMPLETIONS
PATTERSON
25 MMBO
COTE BLANCHE ISLAND
95 MMBO
BAYOU CARLIN
7 MMBO
BAYOU CARLIN PROPOSED 102 SQ. MI.
3D SURVEY
ST. MARY
PATTERSON SURVEY
4 WELLS DRILLED
COMPLETIONS
E. LAKE SAND SURVEY
6 WELLS DRILLED
COMPLETIONS
1 APPARENT DISCOVERY
LAKE SAND
17.5 MMBO
E. LAKE SAND
102 BCF
1.5 MMBO

20

PXP

Bayou Carlin 3-D Exploration Area

[GRAPHIC]

PXP	20

Point Arguello Area – Rocky Point Prospect

Benito Unit
1
3
2
Rocky Point Unit
Pt. Arguello Unit
Sword Unit

RP Test Wells

1. 1,629 BOPD
2. 3,500 BOPD
3. 1,100 BOPD

21

PXP

Point Arguello Area – Rocky Point Prospect

RP Test Wells
1. 1,629 BOPD
[GRAPHIC]	2. 3,500 BOPD
3. 1,100 BOPD

PXP	21

Inventory Summary

	Area	Drills		Oil / Gas
Development	California	800		Oil
	East Texas	125		Gas

Exploitation	Inglewood Deep	100	+	Oil
	Breton Sound	12		Gas
	Garden City	3		Gas

Exploratory	Rocky Point	8		Oil
	Bayou Carlin	2		Gas
	Bay de Chene	2		Gas
	Deep Planulina	1		Gas

PXP	22

PXP Financial Overview

Financing Strategy

♦	Maintain well-capitalized, liquid balance sheet

–	BB-/Ba3 stable outlook senior implied rating; B2/B stable outlook senior subordinated rating

–	Improving coverage ratios

♦	Apply free cash flow to reduce bank debt

♦	2004 target mid 40% debt/total capital ratio

♦	Continue hedging program to manage commodity risk

PXP	24

Pro Forma Capitalization

	As of 3/31/03
	PXP Actual	Adjustments	Pro Forma
($ in millions)
Cash and cash equivalents	$1.0	$1.8	$2.8

Total Debt (Including Current Maturities):
Bank Debt / Credit Facility	$32.5	$218.8	$251.3
8.75% Senior Subordinated Notes	200.0	75.0	275.0
Other	1.0	—	1.0

TOTAL DEBT	$233.5	$293.8	$527.3

Common Shareholders’ Equity	192.9	150.9	343.8

TOTAL BOOK CAPITALIZATION	$426.4	$444.7	$871.1

PXP	25

Pro Forma Financial Highlights

($ in thousands, except per unit amounts)
	PXP & 3TEC Pro Forma 3/31/03	Per BOE
Total Production (MBOE)	3,553
Average Daily Production (MBOE/Day)	39.5
NYMEX Oil Price:	$33.80
NYMEX Gas Price:	$6.59
Oil Revenue	53,875	$22.57
Gas Revenue	31,591	$4.52
LOE	24,133	$6.79
Production Taxes	3,770	$1.06
Gathering Expense	1,106	$0.31
G&A Expense	5,385	$1.52
Interest Expense	7,145	$2.01
Net income	17,241
Earnings Per Share- (Diluted)	$0.43
Discretionary Cash Flow Per Share	$0.99
EBITDA	$50,685
Discretionary Cash Flow	$39,600
Oil & Gas Capital Expenditures	$37,052
Free Cash Flow	$2,548

PXP	26

Historical and Pro Forma Balance Sheets

( $ in thousands )
	PXP-Alone 2002 Historical	PXP & 3TEC Pro Forma 3/31/03
Total Current Assets	38,739	69,254
Property and equipment, net	493,212	953,218
Other assets	18,929	137,877

	550,880	1,160,349

Total Current Liabilities	86,175	110,263
Total Long-Term Debt	233,166	527,284
Deferred Income Tax	51,416	138,513
Other Long-Term Liabilities	6,303	40,539
Total Stockholders’ Equity	173,820	343,750

	550,880	1,160,349

PXP	27

PXP Current Pro Forma Hedge Positions

Production Period	Instrument Type	Daily Volumes	Average Price
2003
Crude Oil	Swap	20,250 bopd	$24.09
Natural Gas	Swap	50 mmcf/d	$5.00

2003
Crude Oil	Swap	18,500 bopd	$23.85
Natural Gas	Swap	20 mmcf/d	$4.45
Natural Gas	Collar	20 mmcf/d	$4.00-$5.00

2003
Crude Oil	Swap	5,000 bopd	$23.57

PXP	28

2003 Outlook

Pro Forma Combined Full Year 2003
Production:
MBOE per day	39.4-41.0
% Oil	67%
% Gas	33%
Differential to NYMEX (pre-hedge) Oil ($ per bbl)	$4.00-$ 4.35
Operating Cost per BOE:
Production Expense	$6.85-$ 7.00
Production and ad valorem taxes	$1.15-$ 1.20
General & Administrative	$1.40-$ 1.50
Expected Capital Expenditure (millions)	$ 115-$ 135

PXP	29

PXP Summary

Strategic Focus

♦	Manage costs to increase operating margins

♦	Exploit opportunities related to current infrastructure

–	Deep Inglewood

–	Rocky Point

–	East Texas

♦	Exploit 3Tec and PXP portfolio to maximize returns on capital

♦	Reduce debt in robust commodity price environment

♦	Pursue organic and external growth opportunities

PXP	31

PXP Reconciliation of Non-GAAP Financial Measures

1st Quarter Results Pro Forma for 3TEC Merger and $75MM Senior Subordinated Debt Offering

($ in thousands)
1st Qtr.—2003
Income before cumulative effect of accounting change	17,241
Interest expense	7,145
Income tax expense	11,494
Depreciation, depletion and amortization	14,805

EBITDA	$50,685

Reconciliation Of EBITDA To Net Cash Provided By Operating Activities
Net cash provided by operating activities	28,663
Interest expense	7,145
Current tax expense	2,299
Other noncash items	1,443
Change in assets and liabilities from operating activities	11,135

EBITDA	$50,685

Reconciliation Of Discretionary Cash Flow To Net Cash Provided By Operating Activities
Net cash provided by operating activities	28,663
Change in assets and liabilities from operating activities	11,135
Other	(198)

Discretionary cash flow	$39,600

Discretionary cash flow	39,600
Capital costs incurred	37,052

Free cash flow	$2,548

PXP	32

PXP

Plains Exploration & Production Company

Investor Presentations

Boston, MA & New York, NY

May 19-21, 2003

33

On February 12, 2003, PXP and 3TEC filed a joint proxy statement/prospectus with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS BECAUSE IT CONTAINS IMPORTANT INFORMATION ABOUT PXP AND 3TEC AND THE PROPOSED TRANSACTION. The proxy statement/prospectus was sent to security holders of PXP and 3TEC on May 5, 2003. Investors and security holders may obtain a free copy of the proxy statement/prospectus and other documents filed by PXP and 3TEC with the SEC at the SEC’s web site at www.sec.gov. The proxy statement/prospectus and such other documents (relating to PXP) may also be obtained for free from PXP by directing such request to: Plains Exploration & Production Company, 500 Dallas, Suite 700 Houston, Tx 77002, Attention: Joanna Pankey; telephone: (713) 739-6700; e-mail: jpankey@plainsxp.com. The proxy statement/prospectus and such other documents (relating to 3TEC) may also be obtained for free from 3TEC by directing such request to: 3TEC Energy Corporation, 700 Milam, Suite 1100, Houston, Texas 77002, Attention: Investor Relations; telephone: (713) 821-7100.

PXP and 3TEC and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of PXP and 3TEC in connection with the merger. Information regarding the persons who may, under SEC rules, be considered to be participants in the solicitation of PXP’s and 3TEC’s stockholders is set forth in the joint proxy statement / prospectus that forms a part of the Registration Statement on Form S-4, as amended, that PXP filed on May 1, 2003.

34